Filed by Towers Watson & Co.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company:

Towers Watson & Co. (Commission File No. 001-34594)

The following is a set of objectives, talking points, frequently asked questions and a sample e-mail for use by Towers Watson & Co. (“Towers Watson”) representatives in communications with RCS Clients regarding the proposed merger of Towers Watson and Willis Group Holdings plc.

WILLIS GROUP AND TOWERS WATSON TO COMBINE IN MERGER OF EQUALS

RCS Client Communication Toolkit

Thank you in advance for your commitment and leadership during this announcement process – the role you will play in communicating with RCS clients is critical. This document provides guidance on how to accomplish that.

Objectives

•	Ensure clients feel valued and engaged.

•	Reinforce our focus on their relationships.

•	Emphasize our ongoing commitment to client service.

•	Reassure clients of team and relationship continuity, as well as continued confidentiality.

•	Use consistent messages.

•	Address any questions or concerns.

Call to Action

•	Review the materials contained in this toolkit to ensure that you are prepared to address any client inquiries.

•	Using the email template provided to reach out to clients, as you feel appropriate. [Note: Content must not be revised or changed as it has been filed with the SEC.]

•	Follow up by phone to address any questions or concerns, reiterating the talking points below and using the FAQs provided. [Note: We ask that you address questions or concerns in conversations with clients – not via email. This reinforces our commitment to our client relationships.]

Please leverage the materials provided to guide your interactions with clients. It is essential that we maintain consistency, use the exact wording outlined in this toolkit and stay on message.

If you have any questions, please contact Matt Ball, Chris Bozman, Peter England, Graham Fulcher, Charlie Kefford, Sean McDermott, Karl Murphy or Alejandra Nolibos.

Talking Points

•	I wanted to take this opportunity to follow up with you on the news we announced recently – Towers Watson and Willis Group have agreed to combine in a merger of equals, creating a leading global advisory, broking and solutions firm. The combined company will be named Willis Towers Watson.

•	Willis is a leading global risk advisory, reinsurance broking, and human capital and benefits firm with a rich, 187-year history of working with the world’s most respected companies. They operate on every continent with more than 22,500 associates in over 120 countries.

•	We are excited about the significant benefits this combination will bring to our clients, our associates and our shareholders.

•	Willis shares our client-first mentality. Through this combination, we will expand our array of advisory services and solutions and enhance our ability to assist clients around the world to achieve great performance through the effective management of risk, capital and talent.

1

WILLIS GROUP AND TOWERS WATSON TO COMBINE IN MERGER OF EQUALS

RCS Client Communication Toolkit

•	Importantly, I want to assure you that the strong relationship we have built will not change.

•	Throughout the merger integration process and beyond, we are committed to working with you as we always have. At this time, there will be no changes in any aspect of our relationship.

•	Until the merger is complete, no one from the Willis team will be privy to any of your proprietary information. After the merger, client confidentiality will remain very important for us. This means that client data would be separate for brokerage and consulting associates by default.

•	It is important to keep in mind that this announcement is just the first step in this process. Until the transaction closes, which is expected by December 31, 2015, Towers Watson and Willis must act as separate and independent companies.

•	That means it is business as usual at Towers Watson. I want to reiterate that there will be no changes to our current relationship, team or our commitment to providing the exceptional service our clients have come to expect from us.

•	We look forward to our continued relationship.

Frequently Asked Questions (FAQs)

Below are some FAQs that may be useful in verbal discussions with RCS clients. Please keep the appropriate Account Directors apprised of any inquiries that arise. These FAQs do not touch upon distribution issues faced by the Corporate practice. Also, we expect that individual situations will contain complexities and nuances that may require additional examination before responding. If you have any additional client questions or issues, please contact Matt Ball, Chris Bozman, Peter England, Graham Fulcher, Charlie Kefford, Sean McDermott, Karl Murphy or Alejandra Nolibos.

Question 1

Many insurance and reinsurance clients will have a large business relationship with Willis. How can those clients and their boards be confident that Towers Watson’s consulting advice will be completely objective?

Answer 1

Towers Watson’s brand is dependent on our consistent delivery of objective advice. Our professional excellence structure ensures this in practice on each and every engagement. We have operated in the past with a reinsurance brokerage operation under the same corporate umbrella, and have demonstrated a track record of independence. We remain committed to independence now and in the future.

2

WILLIS GROUP AND TOWERS WATSON TO COMBINE IN MERGER OF EQUALS

RCS Client Communication Toolkit

Question 2

If Willis Re actuaries are providing an analysis of ceding company experience in support of a reinsurance submission, will Towers Watson consulting actuaries be influenced by that analysis when performing a reserve analysis for a reinsurance client that wrote that treaty or of the underlying book?

Answer 2

No – Towers Watson’s reserving analysis and conclusions will be independent of the brokerage analysis and confidentiality walls will be maintained between the teams. Reasonable actuaries can reach different conclusions, what is more, each analysis must be appropriate for the audience and purpose. Typically, a Towers Watson independent reserve review is performed for a different purpose than the brokerage analysis.

Question 3

Will Willis actuaries and Towers Watson actuaries work together post-closing on both consulting projects and in support of brokerage clients?

Answer 3

We anticipate that the ability to help our clients more holistically will be one of the strengths of the combined organization. To the extent that the combined skill sets supports the client’s business needs, the teams may work together post-closing, at some point in the future. The broader set of analytical tools and enhanced intellectual capital and market knowledge will be another benefit to our clients post-closing, whether the consulting and brokerage actuarial teams work together or not.

Question 4

How can clients be sure that data will be kept confidential?

Answer 4

Client confidentiality is very important for Towers Watson. This means that client data would be separate for brokerage and consulting associates by default. Where additional security is required, our technology easily facilitates the ability to lock data down to individuals on the project team. Towers Watson also has an extensive Professional Excellence culture and process, and our actuaries are bound by a strong code of conduct implemented by the Institute and Faculty of Actuaries in the UK and the Casualty Actuarial Society in the US, along with other appropriate professional bodies elsewhere. We remain committed to confidentiality now and in the future.

3

WILLIS GROUP AND TOWERS WATSON TO COMBINE IN MERGER OF EQUALS

RCS Client Communication Toolkit

Template Outreach Email to Clients [Legal Legends Found on the Next Two Pages Must Be Included at the Bottom of the Email – Content Must Not Be Revised or Changed]

Subject: Towers Watson and Willis Group to Combine

Dear [Name]:

By now, I am sure you have seen the announcement that Towers Watson and Willis Group have agreed to combine in a merger of equals, creating a leading global advisory, broking and solutions firm. We believe the two organizations will complement one another and are excited about the merger.

Most importantly, I want to assure you that we do not expect there to be any changes in our team or delivery of services. Until the transaction closes, which is expected by December 31, 2015, Towers Watson and Willis must act as separate and independent companies. That means it is business as usual until then.

As always, meeting the needs of clients remains our top priority, and we look forward to our continued relationship. Please don’t hesitate to reach out to me if you have any questions.

Best regards,

[Name]

4

WILLIS GROUP AND TOWERS WATSON TO COMBINE IN MERGER OF EQUALS

RCS Client Communication Toolkit

Where You Can Find Additional Information

In connection with the proposed merger of Towers Watson and Willis Group, Willis Group will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that will contain a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION. You will be able to obtain the joint proxy statement/prospectus (when it becomes available) and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus (when it becomes available) and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY 10281-1003, Attention: Peter Poillon, Investor Relations, or by telephone at (212) 915-8084.

Towers Watson and Willis Group and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies. Information about Towers Watson’s directors and executive officers and their ownership of Towers Watson common stock is set forth in Towers Watson’s proxy statement on Schedule 14A filed on October 3, 2014 with the Commission. Information about Willis Group’s directors and executive officers and their ownership of Willis Group common stock is set forth in Willis Group proxy statement on Schedule 14A filed on April 17, 2015 with the Commission. Information regarding the identity of the potential participants, and their direct or indirect interests in the transaction, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other materials when they are filed with the Commission.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and

5

WILLIS GROUP AND TOWERS WATSON TO COMBINE IN MERGER OF EQUALS

RCS Client Communication Toolkit

competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses. Additional risks and factors are identified under “Risk Factors” in Towers Watson’s Annual Report on Form 10-K filed on August 15, 2014, which is on file with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus when it is filed with the Commission.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

6